SEC MAIL PROCESSING
RECEIVED
JUL 2 0 2006
WASH, D.C. 199 SECTION

06041060

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form CB /A

5-81844

TENDER OFFER/RIGHTS OFFERING
NOTIFICATION FORM
(AMENDMENT NO. 3)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	[ ]
Securities Act Rule 802 (Exchange Offer)	[X]
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	[ ]
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	[X]
Exchange Act Rule 14e-2(d) (Subject Company Response)	[ ]
Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	[X]

UNiTAB Limited
(Name of Subject Company)

Not Applicable
(Translation of subject company's name into English (if applicable))

Australia
(Jurisdiction of Subject Company's Incorporation or Organization)

Tabcorp Holdings Limited
(Name of Person(s) Furnishing Form)

Ordinary Shares
(Title of Class of Subject Securities)

N/A
(CUSIP Number of Subject Securities)

PROCESSED
JUL 2 6 2006 E
THOMSON
FINANCIAL

Kerry Willcock
Executive General Manager
Corporate and Legal
Tabcorp Holdings Limited
5 Bowen Crescent
Melbourne, Victoria 3004 Australia
Telephone: (011) (613) 9868-2112

with a copy to

John E. Estes
Sullivan & Cromwell
Level 32, 101 Collins Street
Melbourne, Victoria 3000, Australia
Telephone: (011) (613) 9635-1500

On or about June 6, 2006
(Date Tender Offer is to Commence)

Part I – Information Sent to Security Holders

1. Home Jurisdiction Documents.

   (a) Not applicable.

   (b) On June 6, 2006 Tabcorp Holdings Limited ("Tabcorp"), lodged a Bidder's Statement for the ordinary shares of UNiTAB Limited with the Australian Securities and Investments Commission ("ASIC") which Tabcorp filed with the US Securities and Exchange Commission on Form CB on June 6, 2006. On June 14, 2006 Tabcorp lodged a revised Bidder's Statement with ASIC and a Supplementary Bidder's Statement which Tabcorp filed with the US Securities and Exchange Commission on Form CB (Amendment No. 1) on June 15, 2006. On June 21, 2006 Tabcorp lodged a final version of its Bidder's Statement for the ordinary shares of UNiTAB Limited and a Notice of Despatch with ASIC, which Tabcorp filed with the US Securities and Exchange Commission on Form CB (Amendment No. 2) on June 22, 2006.

   (c) On July 20, 2006 Tabcorp lodged the documents attached hereto, relating to an extension of its offer period, with ASIC.

2. Informational Legends.

   Not applicable.

Part II – Information Not Required to be Sent to Security Holders

Not applicable.

Part III – Consent to Service of Process

Concurrently with the filing of the original Form CB on June 6, 2006, Tabcorp filed an irrevocable consent and power of attorney on Form F-X.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

TABCORP HOLDINGS LIMITED

By: K. Will

Name: Kerry Willcock

Title: Executive General Manager, Corporate and Legal

Tabcorp Holdings Limited
ACN 063 780 709

5 Bowen Crescent
Melbourne Australia 3004
GPO Box 1943R
Melbourne Australia 3001

Telephone 61 3 9868 2100
Facsimile 61 3 9868 2300

20 July 2006

To: Australian Stock Exchange Limited
Companies Announcements Platform
20 Bridge Street
Sydney NSW 2000

UNiTAB LIMITED
OFF-MARKET BID BY TABCORP INVESTMENTS NO.5 PTY LTD
EXTENSION OF OFFER PERIOD

Tabcorp Investments No.5 Pty Ltd (***Bidder***), a wholly owned subsidiary of Tabcorp Holdings Limited, has extended the offer period under its takeover bid (***Bid***) for UNiTAB Limited (***UNiTAB***). The offer period is now scheduled to close at 7.00 pm (Melbourne time) on 30 August 2006.

Attached in this regard are copies of the following documents:

- a notice by Bidder, pursuant to section 650D of the *Corporations Act 2001* (Cth) (***Act***), giving notice of the extension of the offer period;
- a notice by Bidder, pursuant to section 630(2) of the Act, which confirms that 22 August 2006 is the new date for giving notice as to the status of conditions of the offer under its bid;
- a letter to UNiTAB shareholders in relation to the extension of the offer period; and
- a notice setting out the information required by ASX Listing Rule 3.2 regarding Bidder's relevant interests in UNiTAB.

Kerry Willcock
Executive General Manager – Corporate and Legal

Tabcorp Investments No.5 Pty Ltd (ABN 72 105 341 366)

(a wholly owned subsidiary of Tabcorp Holdings Limited (ABN 66 063 780 709))

Notice under section 650D(1) of the *Corporations Act 2001* (Cth)

NOTICE OF VARIATION – EXTENSION OF OFFER PERIOD

To:
1. Australian Securities and Investments Commission (***ASIC***)
2. UNiTAB Limited (ABN 84 085 691 738) (***UNiTAB***)
3. The holders of ordinary shares in UNiTAB to whom the Offers referred to below have been made

This Notice is given under subsection 650D(1) of the *Corporations Act 2001* (Cth) (the ***Act***) by Tabcorp Investments No.5 Pty Ltd (***Bidder***) in relation to the offers dated 21 June 2006 (the ***Offers***) under Bidder's takeover bid for all of the ordinary shares in UNiTAB, which are contained in the replacement bidder's statement from Bidder dated 14 June 2006 (the ***Bidder's Statement***).

Bidder gives notice that the Offers are hereby varied by extending the period during which the Offers remain open for acceptance by a period of 33 days, thereby extending the closing date for the Offers to 7.00 pm (Melbourne time) on 30 August 2006 (unless further extended).

Pursuant to section 630(2)(a) of the Act, the date for giving the notice as to the status of the defeating conditions to which the Offers are subject is correspondingly postponed to 22 August 2006.

This variation has the effect of postponing, for more than 1 month, the time when Bidder must meet its obligations under the Offers to those shareholders who have validly accepted the Offers on or before the date of this Notice. As a result, under section 650E of the Act, those shareholders may withdraw their acceptance of the Offer by giving notice to Bidder within 1 month beginning on the day after the day on which they first receive a copy of this Notice.

Any notice by a shareholder withdrawing their acceptance of an Offer under section 650E of the Act must:

- if the shareholder's shares are in a CHESS Holding, be in the form of a Valid Originating Message transmitted to ASTC by the Controlling Participant for that CHESS Holding, specifying the number of shares to be released from the Offer Accepted Subposition in which the relevant shares have been reserved; or
- in any other case, be in writing to Bidder.

Any shareholder withdrawing their acceptance of an Offer must also return, in accordance with section 650E of the Act, any consideration that they have received before their withdrawal in relation to their acceptance of an Offer.

If a shareholder withdraws an acceptance of an Offer in this manner and is legally entitled to do so, Bidder must, in accordance with section 650E of the Act:

- return to the shareholder any documents that were sent by the shareholder to Bidder with their acceptance of the Offer; and
- if the shareholder's shares are in a CHESS Holding, Transmit to ASTC a Valid Message that authorises the release of those shares from the Offer Accepted Subposition in which the CHESS Holding has been reserved.

Words defined in the ASTC Settlement Rules (being the operating rules of the settlement facility provided by ASX Settlement and Transfer Corporation Pty Ltd) have the same meaning when used in this Notice, unless the context requires otherwise.

A copy of this Notice was lodged with ASIC on 20 July 2006. Neither ASIC nor any of its officers takes any responsibility for the contents of this Notice.

Dated 20 July 2006

Signed on behalf of **Tabcorp Investments No.5 Pty Ltd** pursuant to a unanimous resolution of the directors:

Matthew Slatter
Director

Corporations Act 2001 (Cth)
Section 630(2)

Notice Confirming the New Date for the Giving of Notice as to the Status of the Offer Conditions

Tabcorp Investments No.5 Pty Ltd (ABN 72 105 341 366) (***Bidder***) gives notice under section 630(2)(b) of the *Corporations Act 2001* (Cth) that:

(a) the date for giving notice as to the status of the conditions of the Offers dated 21 June 2006 made in accordance with the replacement bidder's statement dated 14 June 2006 (the ***Bidder's Statement***), in relation to the takeover bid by Bidder for all of the ordinary shares in UNiTAB Limited, has been postponed to 22 August 2006; and

(b) none of the conditions set out in section 10.7 of the Bidder's Statement has been fulfilled (so far as Bidder knows), and the Offers have not been freed from any of those conditions, as at the date of this Notice.

Dated 20 July 2006

Matthew Slatter
Director
For and on behalf of Tabcorp Investments No.5 Pty Ltd

Tabcorp Holdings Limited
ACN 063 780 709

5 Bowen Crescent
Melbourne Australia 3004
GPO Box 1943R
Melbourne Australia 3001

Telephone 61 3 9868 2100
Facsimile 61 3 9868 2300

20 July 2006

Dear UNiTAB Shareholder

You should now have received your copy of the Bidder's Statement (and Acceptance Form) regarding Tabcorp's offer for all of your shares in UNiTAB.

Tabcorp advises that it has extended the offer period and the offer is now scheduled to close at 7.00pm (Melbourne time) on 30 August 2006 (unless further extended). A formal notice of extension is enclosed.

If you have not yet accepted Tabcorp's offer, we urge you to do so as soon as possible. If you require a new acceptance form, or have any other questions in relation to Tabcorp's offer, please contact the Tabcorp offer information line on 1800 639 707 (toll-free from within Australia) or +61 3 9415 4332 (from outside Australia).

If you have already accepted Tabcorp's offer in respect of your UNiTAB shareholding, you are not required to take any further action.

Yours sincerely

Michael Robinson
Chariman

ASX Listing Rules

Notice under Listing Rule 3.2

Tabcorp Holdings Limited (ABN 66 063 780 709), the holding company of Tabcorp Investments No.5 Pty Ltd (ABN 72 105 341 366) (***Bidder***), gives notice of the following information as required by ASX Listing Rule 3.2:

1. The offer period in respect of the offers dated 21 June 2006 (***Offers***) made in accordance with Bidder's replacement bidder's statement dated 14 June 2006 in relation to the off-market bid for all of the ordinary shares in UNiTAB Limited (ABN 84 085 691 738) (***UNiTAB***) has been extended to 7.00 pm (Melbourne time) on 30 August 2006 (unless further extended).
2. Bidder and its associates had a relevant interest in 0% of the ordinary shares of UNiTAB, being the bid class securities under the Offers, when the first of the Offers was made.
3. Bidder and its associates had a relevant interest (pursuant to acceptances of the Offers) in approximately 0.76% of the ordinary shares of UNiTAB, being the bid class securities under the Offers, at the start of business today (being the date of the extension of the offer period).

Dated 20 July 2006

Kerry Willcock
For and on behalf of Tabcorp Holdings Limited